                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ____)(1)

                              PacificNet.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69511V 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    B2B Ltd.
                            52/F Bank of China Tower
                                  1 Garden Road
                                    Hong Kong
                                 (852) 2514 0300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
---------------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------                              ------------------------------------------

CUSIP No. 69511V 10 8                                    13D                         Page 2 of 11 Pages
--------------------------------------------                              ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         B2B Ltd.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                 (a) /X/
                                                                                                 (b) / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
-------- -----------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 0
                           ----- -----------------------------------------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
       BENEFICIALLY              2,413,890
        OWNED BY           ----- -----------------------------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                  0
          WITH             ----- -----------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 2,413,890
-------------------------- ----- -----------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,413,890
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.3%
-------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------------------------------                              ------------------------------------------

CUSIP No. 69511V 10 8                                    13D                         Page 3 of 11 Pages
--------------------------------------------                              ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         China Internet Global Alliance Limited
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                 (a) /X/
                                                                                                 (b) / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
-------- -----------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 0
                           ----- -----------------------------------------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
       BENEFICIALLY              2,421,523
        OWNED BY           ----- -----------------------------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                  0
          WITH             ----- -----------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 2,421,523
-------------------------- ----- -----------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,421,523
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.4%
-------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------------------------------                              ------------------------------------------

CUSIP No. 69511V 10 8                                    13D                         Page 4 of 11 Pages
--------------------------------------------                              ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Oei Hong Leong
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                 (a) / /
                                                                                                 (b) /X/
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Singapore
-------- -----------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 693,995
                           ----- -----------------------------------------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
       BENEFICIALLY              0
        OWNED BY           ----- -----------------------------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                  693,995
          WITH             ----- -----------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
-------------------------- ----- -----------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          693,995
-------- -----------------------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          /X/

-------- -----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9%
-------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer

     This statement relates to the common stock (the "Common Stock") of PacificNet.com, Inc. f/k/a Creative Master International, Inc. (the "Company"), a Delaware corporation, with its principal executive offices at Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong.

Item 2.  Identity and Background

     This statement is being filed by (1) B2B Ltd., a corporation organized and existing under the laws of Hong Kong, with its principal executive and business offices at 52/F Bank of China Tower, 1 Garden Road, Hong Kong, (2) China Internet Global Alliance Limited, a corporation organized and existing under the laws of Hong Kong, with its principal executive and business offices at 52/F Bank of China Tower, 1 Garden Road, Hong Kong, and (3) Oei Hong Leong, a citizen of Singapore, resides at 48A Dalvey Road, Singapore 259452 (collectively, the "reporting persons"). B2B Ltd. is an investment holding company wholly owned by China Internet Global Alliance Limited. Oei Hong Leong is Chairman and Chief Executive Officer of China Internet Global Alliance Limited.

     The attached Schedule I is a list of the executive officers and directors of the reporting persons, persons that may be deemed to be controlling persons of the reporting persons and each executive officer and director of any corporation or other person ultimately in control of the reporting persons, which contains the following information with respect to each person listed on such schedule:

     -    name and representative through which it acts, if any;
     - residence address or principal business address and, if different, address of principal office;
     - principal business or present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     -    citizenship or place of organization.

     During the past five years, none of the reporting persons nor, to the best of the reporting persons' knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, none of the reporting persons nor, to the best of the reporting persons' knowledge, any person named on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.


                              (Page 5 of 11 Pages)

Item 3.  Source and Amount of Funds or Other Consideration

     Upon the completion of the PacificNet ("PNC") acquisition of the Company on July 28, 2000 (the "Closing"), (1) the owners of PNC, including but not limited to B2B Ltd., Oei Hong Leong Catherine Ma Wai Man (collectively, the "PNC Members"), surrendered and assigned to the Company all membership interests in PNC ("Membership Interests") issued and outstanding immediately prior to the Closing and (2) the Company issued to the PNC Members, pro rata in accordance with their relative ownership of Membership Interests, an aggregate of 7,166,666 shares of Common Stock. As a result of this exchange, PNC became a wholly-owned subsidiary of the Company and the PNC Members became the principal stockholders of the Company, holding in excess of 80% of the Common Stock outstanding immediately following the Closing.

     Following the Closing, the Company's primary business focus will be PNC's business-to-business electronic commerce services and solutions. Although the Company's business of manufacturing collectible-quality, die-cast replicas of cars, trucks, buses and other items will continue for an indefinite period, PNC has indicated its interest in disposing of such business.

     The PNC acquisition was conditioned upon, among other things, the Company receiving resignations from all but one of its directors at the Closing. Following the Closing, the Board of Directors of the Company will be increased to eight members and seven directors designated by PNC will be appointed to the Board of Directors.

     The PNC acquisition was also conditioned upon the Company amending its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 25,000,000 to 125,000,000.

Item 4.  Purpose of Transaction

     Other than as described in Item 3, none of the reporting persons nor any person named on Schedule I hereto has plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including by not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or (j) any action similar to any of those enumerated above.


                              (Page 6 of 11 Pages)

Item 5. Interest in Securities of the Issuer

     (a) As of the date hereof, B2B Ltd. directly beneficially owned 2,413,890 shares of Common Stock, representing 27.3% of the class. As of the date hereof, China Internet Global Alliance Limited indirectly beneficially owned 2,421,523 shares of Common Stock, representing 27.4% of the class, due to (1) its 100% ownership of B2B Ltd. and (2) its partial ownership of China Pharmaceutical Industrial Limited, a subsidiary which beneficially owned 7,633 shares of Common Stock as of the date hereof. As of the date hereof, Oei Hong Leong directly beneficially owned 693,995 shares of Common Stock, representing 7.9% of the class. Oei Hong Leong disclaims beneficial ownership of the shares reported herein as beneficially owned by B2B Ltd. and China Internet Global Alliance. None of the persons named on Schedule I beneficially owned shares of Common Stock, other than Catherine Ma Wai Man, Director of China Internet Global Alliance Limited, who beneficially owned 18,104 shares of Common Stock representing 0.2% of the class.

     (b) B2B Ltd. and China Internet Global Alliance Limited have shared power to vote and to dispose of 2,413,890 shares of Common Stock. China Pharmaceutical Industrial Limited and China Internet Global Alliance Limited have shared power to vote and to dispose of 7,633 shares of Common Stock. The executive officers, directors and controlling persons of China Pharmaceutical Industrial Limited, and executive officers and directors of any person ultimately in control of China Pharmaceutical Industrial Limited, are as follows: Lien Kait Long, Li Ling Xiu and Catherine Ma Wai Man of 52/F Bank of China Tower, 1 Garden Road, Hong Kong, and Ian Jame Burton of 2/F 45 Stirling Highway, Nedlands, WA 6009, Australia. Oei Hong Leong has sole power to vote and to dispose of 693,995 shares of Common Stock. Catherine Ma Wai Man has sole power to vote and to dispose of 18,104 shares of Common Stock.

     (c) Other than as described in Item 3 and as described herein, neither the reporting persons nor any person named in Schedule I effected any transactions in the Company's Common Stock during the past 60 days. China Pharmaceutical Industrial Limited, located at 52/F, Bank of China Tower, 1 Garden Road, Hong Kong, purchased on the open market 18,900 shares of Common Stock at US $4.9501 per share on July 14, 2000, and 4,000 shares of Common Stock at US $4.9813 per share on July 19, 2000. As a result of these transactions, and the Company's subsequent 3:1 reverse split, China Pharmaceutical Industrial Limited came to own 7,633 shares of Common Stock.

     (d) The reporting persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

     (e) The reporting persons are the beneficial owner of more than five percent of the class.


                              (Page 7 of 11 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

    1) The Share Exchange Agreement, dated as of February 17, 2000, by and between Creative Master International, Inc. and Tony Tong, Wan Sang Hui, Lee Li, James Mullen, John Farrell, Paul Poung - Hwa Chow, Fung Oi Ip Alfonso, Oei Hong Leong, Fortune E-Commerce Limited, B2B Limited, the owner of PacificNet.com, LLC and PNC.

    2) The Supplement to the Share Exchange Agreement, dated as of April 29, 2000, among Creative Master International, Inc., PacificNet.com, LLC, and the members of PNC and other persons and entities listed on the signature pages thereto.


                              (Page 8 of 11 Pages)

                                   SCHEDULE I

     The name, business address, principal occupation or employment and citizenship of each Executive Officer, Director, Controlling Persons and Executive Officers and Directors of any person ultimately in control of the reporting persons is set forth below:

------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND REPRESENTATIVE         RESIDENCE ADDRESS OR         PRINCIPAL BUSINESS OR        CITIZENSHIP OR PLACE OF
THROUGH WHICH IT ACTS           PRINCIPAL BUSINESS ADDRESS   PRESENT PRINCIPAL            ORGANIZATION
                                AND IF DIFFERENT, ADDRESS    OCCUPATION OR EMPLOYMENT
                                OF PRINCIPAL OFFICE          AND IF APPLICABLE, THE
                                                             NAME, PRINCIPAL BUSINESS
                                                             AND ADDRESS OF ANY
                                                             CORPORATION OR OTHER
                                                             ORGANIZATION IN WHICH SUCH
                                                             EMPLOYMENT IS CONDUCTED
------------------------------- ---------------------------- ---------------------------- ----------------------------
Ma Wai Man,                     Flat A, 12/F, Glory          Director                     Hong Kong
Catherine                       Heights, 52 Lyttelton        China Internet Global
                                Road, Mid-Level,             Alliance Limited &
                                Hong Kong                    B2B Limited
                                                             52/F, Bank of China Tower,
                                                             1 Garden Road, Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Lien Kait Long                  c/o  52/F,  Bank  of  China  Director                     Singapore
                                Tower, 1 Garden Road,        China Internet Global
                                Hong Kong                    Alliance Limited &
                                                             B2B Limited
                                                             52/F, Bank of China Tower,
                                                             1 Garden Road, Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Li Ling Xiu                     c/o  52/F,  Bank  of  China  Director                     China
                                Tower, 1 Garden Road,        B2B Limited
                                Hong Kong                    52/F, Bank of China Tower,
                                                             1 Garden Road, Hong Kong


------------------------------- ---------------------------- ---------------------------- ----------------------------
Fok Kin Ning Canning            c/o 52/F, Bank of China      Director                     Australia
                                Tower, 1 Garden Road,        China Internet Global
                                Hong Kong                    Alliance Limited 52/F,
                                                             Bank of China Tower, 1
                                                             Garden Road, Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------


                              (Page 9 of 11 Pages)


------------------------------- ---------------------------- ---------------------------- ----------------------------
Feng Chuan Chia                 c/o 52/F, Bank of China      Director                     Singapore
                                Tower, 1 Garden Road, Hong   China Internet Global
                                Kong                         Alliance Limited 52/F,
                                                             Bank of China Tower, 1
                                                             Garden Road, Hong Kong

------------------------------- ---------------------------- ---------------------------- ----------------------------
Tang Wei, Donald                c/o 52/F, Bank of China      Director                     USA
                                Tower, 1 Garden Road, Hong   China Internet Global
                                Kong                         Alliance Limited 52/F,
                                                             Bank of China Tower, 1
                                                             Garden Road, Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
David Edwin Bussmann            c/o 52/F, Bank of China      Director                     USA
                                Tower, 1 Garden Road, Hong   China Internet Global
                                Kong                         Alliance Limited 52/F,
                                                             Bank of China Tower, 1
                                                             Garden Road, Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Edith Shih                      c/o 52/F, Bank of China      Director                     Hong Kong
                                Tower, 1 Garden Road, Hong   China Internet Global
                                Kong                         Alliance Limited 52/F,
                                                             Bank of China Tower, 1
                                                             Garden Road, Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------


                              (Page 10 of 11 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 7, 2000                      B2B Ltd.

                                    By: /s/ Catherine Ma
                                       ----------------------------------------
                                    Name: Ma Wai Man, Catherine
                                         --------------------------------------
                                    Its: Director
                                        ---------------------------------------



August 7, 2000                      China Internet Global Alliance Limited

                                    By: /s/ Catherine Ma
                                       ----------------------------------------
                                    Name: Ma Wai Man, Catherine
                                         --------------------------------------
                                    Its: Director
                                        ---------------------------------------



August 7, 2000                      /s/ Oei Hong Leong
                                    -------------------------------------------
                                    Oei Hong Leong


                              (Page 11 of 11 Pages)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
--------            -------------
  1                 The Share Exchange Agreement, dated as of February 17, 2000, by and between Creative Master International, Inc. and
                    Tony Tong, Wan Sang Hui, Lee Li, James Mullen, John Farrell,
                    Paul Poung - Hwa Chow, Fung Oi Ip Alfonso, Oei Hong Leong,
                    Fortune E-Commerce Limited, B2B Limited, the owner of
                    PacificNet.com, LLC and PNC.

   2 The Supplement to the Share Exchange Agreement, dated as of April 29, 2000, among Creative Master International,
                    Inc., PacificNet.com, LLC, and the members of PNC and other persons and entities listed on the signature pages thereto.
